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                                     [LOGO]
                                     WALLACE
                             COMPUTER SERVICES, INC.

                                  NEWS RELEASE


For Immediate Release

Contact:  Brad Samson, Wallace
          708/449-8600

          Roy Wiley or Jeff Zilka, Hill & Knowlton
          312/255-1200


     Wallace Shareholders Continue To Reject Moore Tender Offer


Hillside, Ill., September 19, 1995 -- Wallace Computer Services, Inc. (NYSE:
WCS) today commented on Moore Corporation Limited's second extension of its hostile tender offer of $56 per share. "This morning, Moore disclosed that 1.6 percent of shares have been tendered," said Bob Cronin, Wallace president and CEO. "As a follow-on to Moore's disclosure on August 28 that less than 1 percent had tendered, Wallace shareholders appear to be consistently rejecting the $56 per share offer.
     "Moore claims that their offer reflects Wallace's current performance and future potential. Nothing could be further from the truth. Once the date for our annual meeting is set, shareholders will receive our proxy materials which will give them additional factual information.
     "The company's business continues to be strong, and we are continuing to develop significant new customer relationships, many at Moore's expense. Analysts have been raising their estimates to keep pace with the growth they see in Wallace's earnings since the offer."

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     As previously announced, Wallace's Board of Directors determined that
Moore's unsolicited hostile tender offer of $56 per share is inadequate and not in the best interests of stockholders, and that in light of the company's future prospects, the interests of the stockholders will be best served by the company remaining an independent entity. The Board has recommended that stockholders not tender their shares.
     Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. The company recently reported fiscal 1995 results that included a 17 percent increase in income on a 21 percent increase in sales for the fiscal year. In the fourth quarter, the company generated 33 percent increases in both net income and sales.

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